UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Strategic Cooperation Agreement between DaimlerChrysler Truck Group and Fiat Powertrain Technologies

SIGNATURES

PRESS INFORMATION

Strategic Cooperation Agreement between DaimlerChrysler Truck Group and Fiat Powertrain Technologies

The DaimlerChrysler Truck Group and Fiat Powertrain Technologies (FPT) announced today to have concluded a strategic co-operation agreement in the field of powertrains.

The first step of this agreement concerns the long-term supply of light-duty diesel engines (FPT F1C) to the Mitsubishi Fuso Bus & Truck Corporation (MFTBC), to be used in the Canter light commercial vehicle which will be marketed in major markets, including Europe and Japan.

FPT will supply around 80,000 F1C engines per year to Mitsubishi Fuso starting in 2009. The supply volumes will increase over the following years.

The engine is a Common Rail Diesel engine, with 3.0 liter displacement, rated 177 Hp at 3,500 rpm and a torque of 400 Nm at 1,400 rpm. Thanks to the optimized design of all engine components and to the advanced technology of its injection and turbocharging systems, the F1C engine guarantees excellent performance and fuel consumption. The F1C engine is currently manufactured only in Foggia, Italy, but production in an additional site will shortly be started as part of the globalization of FPTs footprint.

The current Canter generation was introduced in 2002 and is one of the most successful light-duty trucks in Asia - sold over 132,000 times in 2006 in over 106 countries world-wide. Its great success and Mitsubishi Fuso’s core competence for such vehicles makes MFTBC the world-wide Competence Centre for light-duty trucks within the DaimlerChrysler Truck Group.

Within the framework of this strategic supply-agreement the two companies are also investigating further potential business opportunities in other markets, including South East Asia.

PRESS INFORMATION

“This agreement is a key step in our strategy aimed at developing strategic partnerships in all sectors of the Group” said Sergio Marchionne, CEO of Fiat Group. “Our ability to partner with DaimlerChrysler is confirmation that the decision to carve out our powertrain activities as a separate sector two years ago was the right one, and that we have products and technical skills to satisfy the needs of a demanding market.”

Dieter Zetsche, Chairman of the Board of Management of DaimlerChrysler AG and responsible for the Mercedes Car Group, said: “Today’s and future emission regulations demand a high level of investment and technological specialization. This agreement provides a value added for both companies, Fiat Group and DaimlerChrysler.”

Andreas Renschler, Member of the DaimlerChrysler Board of Management and responsible for the Truck Group, added: “Today is a milestone for the DaimlerChrysler Truck Group in many ways. With this alliance we have reached the best decision for our Fuso customers as we will offer them the most modern, technologically advanced and ecologically friendly light-duty engine for their businesses. And the engine will deliver high performance combined with highly competitive fuel efficiency.”

“This agreement witnesses the level of our technology and supports the strategic role of FPT in expanding its business outside the captive market” said Alfredo Altavilla, CEO of Fiat Powertrain Technologies. “We trust this supply agreement can be the first step in a long-lasting and mutually satisfactory cooperation in further selected projects.”

Stuttgart/Turin, June 19, 2007

PRESS INFORMATION

About the DaimlerChrysler Truck Group

The DaimlerChrysler Truck Group is a division of the DaimlerChrysler AG and the world’s largest commercial vehicle manufacturer. With its five truck brands Mercedes-Benz, Freightliner, Sterling, Western Star and Fuso it operates over 50 locations in Western Europe, Asia, the NAFTA region and Latin America. All brands have leading positions in their respective markets. Last year the Truck Group sold 537,000 trucks world-wide.

Mitsubishi Fuso Truck & Bus Corporation (MFTBC) is based in Kawasaki, Japan and sold a total of 186,600 units including light-, medium- and heavy-duty trucks and buses in 2006.
DaimlerChrysler AG owns 85% of MFTBC. The remaining 15% of shares are held by various Mitsubishi Group companies. MFTBC is an integral part of the DaimlerChrysler Truck Group.

Further Information on: www.media.daimlerchrysler.com

About Fiat Powertrain Technologies

Formed in March 2005, Fiat Powertrain Technologies is the Engines and Transmissions sector of the Fiat Group.
With its annual output of around 2.8 million engines and 2.1 million transmissions, with 16 plants and 10 R&D centres, FPT is one of the key players in its sector on a worldwide basis.

Further Information on: www.fptpowertrain.com

Contact:

Julia Kroeber-Riel, DaimlerChrysler AG
Phone: +49 711 17 41526, julia.kroeber-riel@daimlerchrysler.com

Daniele Chiari, Fiat Powertrain Technologies
Phone: +39 01100 38628, daniele.chiari@fptpowertrain.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney